SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

October 28, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

October 28, 2020

Press Release

Company Name: LINE Corporation

Representative: Takeshi Idezawa,

President and Representative Director

(Code number: 3938 First Section, Tokyo

Stock Exchange)

Inquiries: Investor Relations

TEL: 03-4316-2050

Notice Regarding Recognition of Impairment Loss of Investments in Associates, Impairment

Loss of Intangible Assets, and Impairment Loss of Other Current Assets

LINE Corporation (hereinafter “LINE”) announces that is has recognized a impairment loss of investments in associates, impairment loss of intangible assets, and impairment loss of other current assets in the third quarter (July 1 until September 30, 2020) for the fiscal year ending December 31, 2020.

1.	Impairment loss of investments in associates

Upon giving full consideration on the financial position and operating results of the four affiliates accounted for using the equity method, LINE recognized JPY 16,302 million in impairment loss of investments in associates in the third quarter consolidated financial statements for the fiscal year ending December 31, 2020.

2.	Impairment loss of intangible assets and other current assets

Due to cancellation of certain system development, LINE Group recognized JPY 1,174 million in impartment loss of intangible assets in the third quarter consolidated financial statements for the fiscal year ending December 31, 2020.

In addition, LINE Group recognized JPY 1,305 million in impairment loss due to reduced recoverability of intangible assets and other current assets in the third quarter consolidated financial statements for the fiscal year ending December 31, 2020.

3.	Future Projections

JPY 16,302 million in impairment loss of investments in associates and JPY 2,479 million in impairment loss of intangible assets and other current assets have been recognized on the Summary of Consolidated Financial Results for the Nine Months Ended September 30, 2020 announced today.